Exhibit 99.1

Indivior Announces Joseph Ciaffoni Appointed Chief Executive Officer

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF THE MARKET ABUSE REGULATION (EU) 596/2014 (AS IT FORMS PART OF DOMESTIC LAW IN THE UK BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018)

Indivior PLC has appointed Joe Ciaffoni, currently an Independent Non-Executive Director of the Company, as Chief Executive Officer. The terms of his appointment are subject to, and effective upon, the approval by shareholders of a new remuneration policy at the Company's AGM in May 2025.

Mr. Ciaffoni, 53, was appointed as an Independent Non-Executive Director to Indivior's Board in December 2024. He is a proven public company CEO with more than 30 years of experience in pharmaceuticals and biotech, working in both global and US organizations. He has a strong track record of operational and strategic success, working across diverse models and therapeutic areas spanning specialty, rare disease, mass market and hospital. He most recently served as President and CEO of Collegium Pharmaceutical and has held senior roles as Endo International, Biogen and Shionogi Inc.

By mutual agreement, Mark Crossley will be stepping down as Chief Executive Officer and as a Board Director following a distinguished tenure leading the Company. Mark will remain with Indivior to support the transition, ensuring stability and continuity for the business, and is expected to remain as CEO until at least the date of the Company's AGM in May 2025.

David Wheadon, Chair of Indivior's Board of Directors, said: "We are delighted to appoint Joe as our next Chief Executive Officer. He is an accomplished leader with a strong track record of delivering positive outcomes for patients while generating shareholder value. He has a clear mandate to fuel the next stage of Indivior's growth and deliver on the Company's significant potential and we look forward to supporting his success as CEO."

Joe Ciaffoni said: "It is an honor to be appointed as CEO of Indivior is a leader in the addiction treatment space and its work has never been more necessary. I look forward to working with the team to deliver on the Company's potential and to drive Indivior's future growth for the benefit of all our stakeholders".

Mark was appointed as CEO in June 2020. Under his stewardship, the Company has strengthened its commitment to patients, expanded access to treatment, and advanced its mission of pioneering life-transforming treatments for substance use disorders.

David Wheadon said: "On behalf of the Board of Directors, I would like to thank Mark for his many contributions to Indivior and wish him the best in his future endeavors. His integrity and commitment to our patients and the people of Indivior will leave a lasting impact."

Mark Crossley said: "It has been a tremendous privilege to have worked at Indivior over the last decade, the last five as CEO. I truly believe in our vision and commitment to helping our patients and widening access to treatment, a belief I know is shared by the many incredible colleagues across the business. I am proud of the pivotal role Indivior plays in combatting one of the great human crises of our lifetime and I wish the business every success going forward."

The person responsible for making this announcement is Kathryn Hudson, Company Secretary.

For Further Information
Investor Enquiries	Jason Thompson	VP, Investor Relations Indivior PLC	+1 804 402 7123 jason.thompson@indivior.com
	Tim Owens	Director, Investor Relations Indivior PLC	+1 804 263 3978 timothy.owens@indivior.com
Media Enquiries	Jonathan Sibun	Teneo U.S. Media Inquiries	+44 (0)20 7353 4200 Indivior@teneo.com +1 804 594 0836 Indiviormediacontacts@indivior.com

About Indivior
Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat substance use disorders (SUD). Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of SUD. Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to expand on its heritage in this category. Headquartered in the United States in Richmond, VA, Indivior employs over 1,000 individuals globally and its portfolio of products is available in over 30 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/indivior.